SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 2)

(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

WILSHIRE ENTERPRISES, INC.
(Name of Subject Company (Issuer))

WILSHIRE ENTERPRISES, INC. (Offeror and Issuer)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, $1.00 par value
(including the associated preferred share purchase rights)
(Title of Class of Securities)

971889100
(CUSIP Number of Class of Securities)

Sherry Wilzig Izak
Chairman of the Board and Chief Executive Officer
Wilshire Enterprises, Inc.
1 Gateway Center
Newark, NJ 07102
(201) 420-2796
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Dennis J. Block, Esq.
Cadwalader, Wickersham & Taft LLP
One World Financial Center
New York, NY 10281
(212) 504-5555

 Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$8,000,000	$446.40

*
The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the purchase of 4,000,000 shares of common stock, $1.00 par value, at the price of $2.00 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, equals $55.80 per million dollars of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $446.40	Filing Party: Wilshire Enterprises, Inc.
Form or Registration No.: Schedule TO	Date Filed: August 10, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 filed under cover of Schedule TO and Schedule 13E-3 amends and supplements Amendment No. 1 filed with the Securities and Exchange Commission (the “SEC”) on August 19, 2009 and the Tender Offer Statement and Rule 13e-3 Transaction Statement under cover of a Schedule TO filed by Wilshire Enterprises, Inc., a Delaware corporation (“Wilshire” or the “Company”), in connection with the offer by Wilshire to purchase up to 4,000,000 shares of its common stock, $1.00 par value per share, including the associated preferred share purchase rights issued under the Qualified Offer Plan Rights Agreement, dated as of December 4, 2008, between the Company and Continental Stock Transfer & Trust Company, as Rights Agent (the “Common Stock”), at a purchase price of $2.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”), dated August 10, 2009, and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO filed by the Company with the SEC on August 10, 2009.

The information in the Schedule TO, including all schedules and annexes thereto, which was previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment No. 2, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 10.   Financial Statements.

Item 10 of the Schedule TO is hereby amended and supplemented as follows:

The section of the Offer to Purchase titled “The Offer – 9. Certain Information Concerning Us” is hereby amended by adding the following to the end of the financial tables set forth under the heading “Summary Historical Consolidated Financial Data”:

	As of June 30,		June 30, 2009 Pro Forma	As of December 31,		December 31, 2008 Pro Forma
	2009	2008		2008	2007
Selected Financial Ratios:
Ratio of earnings to fixed charges (1)
Deficiency of earnings to fixed charges (in thousands)	$1,833	$1,918	$2,349	$3,242	$2,689	$3,997

(1)
The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. For the purposes of computing the ratio of earnings to fixed charges, earnings consist of pre-tax income (loss) from continuing operations plus fixed charges. Fixed charges consist of interest expense, including amortization of deferred financial costs. The ratios of earnings to fixed charges are not presented for the six months ended June 30, 2009 and 2008, the years ended December 31, 2008 and 2007 and pro forma periods ended June 30, 2009 and December 31, 2008 because earnings were inadequate to cover fixed charges.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

WILSHIRE ENTERPRISES, INC.

/s/ Sherry Wilzig Izak
Name:	Sherry Wilzig Izak
Title:	Chairman of the Board and Chief Executive Officer

Date: August 26, 2009

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Index to Exhibits

Exhibit Number	Description
(a)(1)(i)	Offer to Purchase, dated August 10, 2009.*

(a)(1)(ii)	Letter of Transmittal (including Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)	Press Release, dated August 10, 2009.*

(c)(1)	Opinion of TM Capital Corp., dated August 7, 2009 (included as Annex I to the Offer to Purchase).*

(c)(2)	Presentation to the Board of Directors by TM Capital Corp., dated August 7, 2009.*

(c)(3)	Management forecast income statement for the six months ending December 31, 2009.**

(d)(1)
Qualified Offer Plan Rights Agreement, dated as of December 4, 2008, between Wilshire Enterprises, Inc. and Continental Stock Transfer & Trust Company, as Rights Agent (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed with the SEC on December 4, 2008).

(d)(2)
Wilshire Enterprises, Inc. 1995 Stock Option and Incentive Plan (incorporated by reference to Exhibit A of the Company’s Definitive Proxy Statement for its 1995 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on May 30, 1995).

(d)(3)
Wilshire Enterprises, Inc. 1995 Non-Employee Director Stock Option Plan (incorporated by reference to Exhibit B of the Company’s Definitive Proxy Statement for its 1995 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on May 30, 1995).

(d)(4)
Wilshire Enterprises, Inc. 2004 Stock Option and Incentive Plan (incorporated by reference to Appendix C of the Company’s Definitive Proxy Statement for its 2004 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on May 7, 2004).

(d)(5)
Wilshire Enterprises, Inc. 2004 Non-Employee Director Stock Option Plan (incorporated by reference to Appendix D of the Company’s Definitive Proxy Statement for its 2004 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on May 7, 2004).

(d)(6)
Letter Agreement, dated as of September 4, 2007, between Wilshire Enterprises, Inc. and Frank Elenio (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the SEC on September 5, 2007).

(d)(7)
Severance Letter Agreement between the Company and Sherry Wilzig Izak, dated as of March 29, 2004 (incorporated by reference to Exhibit 10.94 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2003).

(d)(8)
Amendment to Severance Letter Agreement between the Company and Sherry Wilzig Izak, dated December 31, 2008, in order to comply with Section 409A of the Internal Revenue Code of 1986, as amended (incorporated by reference to Exhibit 10.26 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2008).

(d)(9)
Employment Agreement, dated as of December 8, 2008, between Wilshire Enterprises, Inc. and Kevin B. Swill (incorporated by referenced to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the SEC on December 8, 2008).

(d)(10)
Form of Indemnification Agreement of Directors and Chief Financial Officer (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the SEC on January 18, 2007).

(d)(11)
Settlement Agreement, dated as of April 2, 2009 among Wilshire Enterprises, Inc., Bulldog Investors, Full Value Partners, L.P. and certain of their affiliates (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the SEC on April 3, 2009).

*	Previously filed on Schedule TO on August 10, 2009.

**	Previously filed on Amendment No. 1 to Schedule TO on August 19, 2009.

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